UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 08)*

FORTINET, INC

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34959E109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34959E109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Xie Michael

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,790,750

	6	SHARED VOTING POWER

7,546,110

	7	SOLE DISPOSITIVE POWER

6,790,750

	8	SHARED DISPOSITIVE POWER

7,546,110

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,336,860 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Includes (i) 6,482,000 shares of Common Stock held by the Reporting Person; (ii) 1,991,686 shares of Common Stock held by The K.A. Family Trust dated May 3, 2010, for which Mr. Michael Xie serves as a trustee; (iii) 462,488 shares of Common Stock held by The K.A. Children's Trust dated February 9, 2011, for which Mr. Michael Xie serves as a trustee; (iv) 1,632,913 shares of Common Stock held by the 2014 Michael Xie Grantor Retained Annuity Trust dated March 6, 2014, for which Mr. Michael Xie serves as a trustee; (v) 1,632,913 shares of Common Stock held by the 2014 Danke Wu Grantor Retained Annuity Trust dated March 6, 2014, for which Mr. Michael Xie serves as a trustee; (vi) 1,826,110 shares of Common Stock held by The Xie Foundation, a non-profit entity for which the Reporting Person serves as co-president and a director; (vii) 291,250 shares subject to options held by Mr. Michael Xie that are exercisable within 60 days of December 31, 2016, all of which are vested; and (viii) 17,500 shares issuable upon the settlement of restricted stock units held by Mr. Michael Xie that will vest within 60 days of December 31, 2016. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by The Xie Foundation.
(2) Based on 173,077,990 shares of the Issuer’s Common Stock outstanding as of December 31, 2016.

Item 1.

(a)	Name of Issuer
Fortinet, Inc.

(b)	Address of Issuer’s Principal Executive Offices
899 Kifer Road Sunnyvale, CA 94086

Item 2.

(a)	Name of Person Filing
Xie, Michael

(b)	Address of Principal Business Office or, if none, Residence
c/o Fortinet, Inc. 899 Kifer Road Sunnyvale, CA 94086

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, $0.001 par value per share

(e)	CUSIP Number
34959E109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 14,336,860

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,790,750

(ii)	Shared power to vote or to direct the vote: 7,546,110

(iii)	Sole power to dispose or to direct the disposition of: 6,790,750

(iv)	Shared power to dispose or to direct the disposition of: 7,546,110

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2017	By:	/s/ Michael Xie
Name: Michael Xie

Footnotes:
Item 4(a): The aggregate number of shares beneficially owned includes (i) 6,482,000 shares of Common Stock held by the Reporting Person; (ii) 1,991,686 shares of Common Stock held by The K.A. Family Trust dated May 3, 2010, for which Mr. Michael Xie serves as a trustee; (iii) 462,488 shares of Common Stock held by The K.A. Children's Trust dated February 9, 2011, for which Mr. Michael Xie serves as a trustee; (iv) 1,632,913 shares of Common Stock held by the 2014 Michael Xie Grantor Retained Annuity Trust dated March 6, 2014, for which Mr. Michael Xie serves as a trustee; (v) 1,632,913 shares of Common Stock held by the 2014 Danke Wu Grantor Retained Annuity Trust dated March 6, 2014, for which Mr. Michael Xie serves as a trustee; (vi) 1,826,110 shares of Common Stock held by The Xie Foundation, a non-profit entity for which the Reporting Person serves as co-president and a director; (vii) 291,250 shares subject to options held by Mr. Michael Xie that are exercisable within 60 days of December 31, 2016, all of which are vested; and (viii) 17,500 shares issuable upon the settlement of restricted stock units held by Mr. Michael Xie that will vest within 60 days of December 31, 2016. The Reporting Person has no pecuniary interest in and disclaims beneficial ownership of the shares of Common Stock held by The Xie Foundation.
Item 4(b): Based on 173,077,990 shares of the Issuer’s Common Stock outstanding as of December 31, 2016.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)